                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                  Continental Information Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   211497 10 2
                        --------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)

CUSIP No.  211497 10 2                     13G                Page 2 of 5 Pages

------------------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James P. Hassett, as Trustee of the Liquidating Estate of CIS
              Corporation, Continental Information Systems Corporation, et al.

------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                (a)  [  ]
                                                                                (b)  [  ]

------------------------------------------------------------------------------------------
    3     SEC USE ONLY


------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

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                           5    SOLE VOTING POWER
                                    520,643

        NUMBER OF          ---------------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
       BENEFICIALLY
        OWNED BY           ---------------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING                    520,643
         PERSON
          WITH             ---------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              520,643  (Reporting Person disclaims beneficial ownership)

------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*        [  ]

------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.42%

------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
              00

------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  211497 10 2                     13G                Page 3 of 5 Pages


ITEM 1.

         (a)     Name of Issuer:

                 Continental Information Systems Corporation

         (b)     Address of Issuer's Principal Executive Offices:

                 One Northern Concourse
                 P.O. Box 4785
                 Syracuse, New York  13221-4785

ITEM 2.

         (a)     Name of Person Filing:

                 James P. Hassett, as Trustee (the "Trustee") of the Liquidating Estate of CIS Corporation, Continental Information Systems Corporation, et al., debtors (collectively, the "Debtors"), under the Trustee's Proposed Plan Joint Plan of Reorganization dated October 4, 1994, as modified and confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on November 29, 1994 (the "Plan").

         (b)     Address of Principal Business Office or, if none, Residence:

                 One Northern Concourse
                 P.O. Box 4785
                 Syracuse, New York  13221-4785

         (c)     Citizenship:

                 United States

         (d)     Title of Class of Securities:

                 Common Stock, par value $.01 per share (the "Common Stock")

         (e)     CUSIP Number:

                 211497 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not Applicable.

CUSIP No.  211497 10 2                     13G                Page 4 of 5 Pages


ITEM 4.          OWNERSHIP.

         (a) Amount Beneficially Owned: 520,643 shares of Common Stock (see Item 6 regarding disclaimer of beneficial ownership by Trustee).

         (b)     Percent of Class: 7.42% as of January 20, 1997

         (c) The Trustee has the sole power, subject to the provisions of the Plan and to the authority of the Bankruptcy Court, to vote and to dispose of 520,643 shares of Common Stock. There is no shared power with respect to the Common Stock.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not Applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Pursuant to the terms of the Plan and the Restated Certificate of Incorporation of the Issuer, the Trustee holds all undistributed shares of Common Stock for the benefit of holders of allowed claims and equity interests and has authority under any applicable law to vote these shares for the benefit of such holders until such time as the shares have been distributed under the Plan. Approximately 7,000,000 shares of Common Stock were issued pursuant to the Plan and the Trustee currently holds 520,643 shares of Common Stock. The Trustee disclaims beneficial ownership of all of these shares of Common Stock that he holds as Trustee. Mr. Hassett, as an individual, also currently serves as a director of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10.         CERTIFICATION.

                 Not Applicable.

CUSIP No.  211497 10 2                     13G                Page 5 of 5 Pages



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 6, 1997
                                     -------------------------------------
                                                      Date


                                            /s/ JAMES P. HASSETT
                                     -------------------------------------
                                     James P. Hassett, Trustee